METALLA TO ACQUIRE STRATEGIC NEVADA ROYALTY PORTFOLIO

FOR IMMEDIATE RELEASE	TSXV: MTA
November 4, 2020	NYSE AMERICAN: MTA

Unless otherwise specified, all references to dollars set forth herein shall mean United States dollars.

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) is pleased to announce that it has entered into share purchase agreements with two privately held Utah corporations, Genesis Gold Corporation ("Genesis") and Geological Services Inc ("Geological"), whereby a wholly-owned subsidiary of Metalla will acquire 100% of the issued and outstanding shares of Genesis & Geological for an aggregate of $4.125 million in cash and common shares of Metalla (the "Transactions"). Genesis and Geological hold a portfolio of royalties in Nevada and Utah as described below.

TRANSACTION HIGHLIGHTS

  Advanced-Stage Exploration Portfolio: Genesis and Geological together hold eleven royalties covering more than 21,500 hectares of Carlin-type and epithermal deposits within the Battle Mountain-Eureka, Carlin and Independence trends in Nevada;
  Accretive Growth and Increased Size and Scale: Will expand Metalla's portfolio to sixty-two royalties and streams upon closing;
  Strategic Land Package: Will increase Metalla's exposure to the Cortez trend by expanding royalty footprint continuously to the south of Goldrush, owned by Nevada Gold Mines, a joint venture between Barrick (NYSE: GOLD) and Newmont (NYSE: NEM);
  Counterparty Diversification: Counterparties include Nevada Gold Mines, Contact Gold, Ridgeline Minerals, Discovery Harbor, Anova Metals, and others.
  Immediate Advanced Royalty Payments: Some royalties in the portfolio pay advanced and escalating royalty payments on an annual basis; and
  Enhanced Nevada Exposure: Ten of the royalties are in Nevada (one is in Utah) and apply to some of the largest known gold bearing geological trends in the world.

Brett Heath, President and CEO of Metalla, commented, "This transaction marks our sixth deal in 2020 in what has been one of our most active years since inception. We are pleased to significantly bolster our Nevada footprint with eleven development and exploration gold royalties, expanding our existing Cortez footprint." Mr. Heath continued, "the acquisition provides shareholders exposure to one of the top jurisdictions in the world covering more than 210 square kilometers on the Battle Mountain-Eureka, Carlin and Independence trends in Nevada. This year has showcased our premium pipeline and ability to transact on high quality royalties on an accretive/bilateral basis across various geographies that provide exposure to top counterparties and proven geological trends in Nevada, Australia, USA and Chile."

The aggregate consideration payable by Metalla for the shares of Genesis and Geological will be satisfied by Metalla issuing $3.125 million in common shares based on the ten-day volume-weighted average price of shares traded on the TSX Venture Stock Exchange ("TSXV") at a price of approximately C$10.22 (representing an aggregate of 401,875 common shares of Metalla) to be issued as milestone payment on January 4, 2021, and $1.0 million in cash at closing. The transaction is subject to customary closing conditions and exchange approvals and is expected to close in November 2020.

ROYALTY PORTFOLIO MAP

PINE VALLEY (3.0% NSR)

The Pine Valley royalty claims cover approximately 1,060 hectares of exploration land east and south of Nevada Gold Mines's Goldrush deposit along the Battle Mountain-Eureka trend. Prior to the formation of the Nevada Gold Mines joint venture, Barrick has stated the Goldrush deposit is a large Carlin-type gold development project with initial production projected for 2021, which will progress toward a steady-state production of ~500Koz of gold per annum during its first full five years of operation(3). Goldrush's reserve estimate is currently 2 million ounces at 9.7 g/t gold, which is exclusive of an additional measured and indicated resource estimate of 9.4 million ounces at 9.4 g/t gold(3). Barrick stated that mineralization at Goldrush is open along strike towards the north and east where the royalty property continues with the favorable stratigraphic host of the Goldrush, Cortez Hills, and Pipeline deposits, and has identified a mineral potential area known as Goldrush South(3) on the Anglo/Zeke and Pine Valley claims. This land package will complement and overlap a portion of Metalla's Cortez trend royalty land package that it acquired in May 2020 and will provide Metalla with $100,000 per year in advanced royalty payments for the next 14 years or until commercial production is achieved on the claims. The royalty is subject to a buydown that expires in June 2022 of 1.5% for $1.5 million.

CORTEZ TREND ROYALTY MAP

BIG SPRINGS & GOLDEN DOME (2.0% NSR)

Big Springs is a large Carlin-type gold deposit on the Independence trend north of the operating Jerritt Canyon Mine in Elko, Nevada, being operated by Jerritt Canyon Gold LLC. Jerritt Canyon Gold LLC is privately owned by Sprott Mining Inc. which is wholly owned by Eric Sprott(1). Big Springs is the flagship asset of Anova Metals Limited (ASX: AWV) is an exploration and development company currently planning a large exploration program in 2020. Big Springs is a brownfields project where a joint venture between Freeport McMoRan and Independence Mining produced 386Koz at an average grade of 4.1 g/t gold between 1987 and 1993(4). Anova Metals is planning follow up and definition drilling on several brownfield targets specifically South Sammy where significant intersections from 2017 returned 10.7 metres at 30.9 g/t gold and North Sammy where historical intersections returned 19.8 metres at 9.9 g/t gold. Other targets include Beadles Creek, Mac Ridge East and Beadle Creek South. Golden Dome covers the southern end of the property, where historical drilling has returned intersections including 6.1 metres at 3.05 g/t gold with striking similarities to the nearby Jerritt Canyon mine(4). On October 19 2020, Anova began drilling at Big Springs(4).

BIG SPRINGS RESOURCE ESTIMATE(2,4)

Reserves & Resources
	Tonnes	Gold
	(000's)	(g/t)	(Koz)
Measured Resources	641	5.6	116
Indicated Resources	4,762	2.2	343
Inferred Resources	10,630	1.7	570
M&I&I Resources	16,032	2.0	1,030

GREEN SPRINGS (2.0% NSR)

Green Springs is a Carlin-type gold project located in the southern end of the Cortez trend operated by Contact Gold (TSXV: C). Green Springs is 20km southeast of Fiore Gold's producing Pan Mine and 45km south of Kinross Gold's Bald Mountain mine complex. Green Springs historically produced 74Koz of gold at 2.31 g/t in the late 1980's under US Minerals Exploration's heap leach operation. Recent drilling in 2019, intercepted high grade mineralization in the Echo zone including 2.36 g/t over 70.1 metres and 3.53 g/t gold over 38.1 metres in shallow oxides. Drilling in the Alpha property intercepted shallow oxide hole of 1.34 g/t gold over 28.86 metres and 1.68 g/t gold over 35.05 metres. The 9,000 metre drill program in 2020 will focus on follow up drilling of high priority targets to expand the resource and further exploration drilling at depth and at frontier targets such as Tango, Whiskey, Foxtrot, Golf and Zulu(5).

CALDERA (1.0% NSR)

Caldera is a low sulphidation epithermal deposit northwest of Tonopah, Nevada, located less than 50km from Kinross Gold's Round Mountain mine operated by Discovery Harbour Resources (TSXV: DHR). Previous focus was on a shallow low-grade bulk tonnage gold deposit which intersected high-grade results spread along a 6.5 km strike length with an average drilling depth of less than 100 metres. Significant results include 8.33 g/t gold over 7.6 metres, 37.92 g/t gold over 3 metres and 22.4 g/t gold over 2.2 metres. Recent focus has shifted to deeper drilling targeting a high-grade prospect at depth within the boiling zone. With funding in place, 10 drill sites have been proposed for a Fall 2020 drill program with each hole targeting a 300-500 metre depth. Discovery Harbour is awaiting permits for the proposed drill program(6).

ROYALTY PORTFOLIO

Asset	Counterparty	Location	Royalty Terms
Pine Valley	Nevada Gold Mines	Eureka County, Nevada	3.0% NSR, 1.5% buydown for $1.5M and with $100,000 in annual advance royalty payments
Big Springs & Golden Dome	Anova Metals (ASX: AWV)	Elko County, Nevada	2.0% NSR (1% NSR on encumbered Golden Dome claims), CAD$80,000 annual advance royalty payments
Green Springs	Contact Gold (TSXV: C)	Eureka County, Nevada	2.0% NSR royalty (1% NSR royalty on encumbered claims) on claims acquired in 2 Mile area of interest
Carlin East	Ridgeline Minerals (TSXV: RDG)	Eureka/Elko County, Nevada	0.5% NSR, with escalating annual advance royalty payments $30,000 in 2021, $100,000 from 2025+
Caldera	Discovery Harbour Resources (TSXV: DHR)	Nye County, Nevada	1.0% NSR, with annual payments of $62,500 in 2021, $75,000 from 2023+
Jersey Valley	Abacus Mining & Exploration Corp (TSXV: AME)	Pershing County, Nevada	2.0% NSR < $1,600 Au, 3.0% NSR > $1600 Au, with escalating annual advance royalty payments. $35,000 in 2021, $50,000 in 2022, $100,000 in 2023, and $150,000 from 2024+
Island Mountain	Tuvera Exploration	Elko County, Nevada	2.0% NSR (1% NSR on encumbered claims), with CAD$20,000 annual advance royalty payments
Kings Canyon	Pine Cliff Energy (TSX: PNE)	Millard County, Utah

2.0% NSR on unencumbered ground (1.0% NSR on encumbered ground), and 2.0% NSR on any claims staked within 2 miles of the property boundary and 1.0% NSR on any claims staked between 2 to 3 miles of the property boundary.

Hot Pot/Kelly Creek	Nevada Exploration/Austin Gold Corp (TSXV: NGE)	Humboldt County, Nevada	1.5% NSR, 0.75% buydown for $750k and with escalating annual advance royalty payments $20k in 2021, $50,000 from 2022+
Golden Brew	Highway 50 Gold (TSXV: HWY)	Lander County, Nevada	0.5% NSR Royalty

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in National Instrument 43-101 Standards of disclosure for mineral projects.

ABOUT METALLA

Metalla was created for the purpose of providing shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver royalty companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor it's Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

Note that mineralization on adjacent properties is not necessarily indicative of similar mineralization on properties on which Metalla will hold a royalty interest on completion of the transaction. A qualified person has not done sufficient work to classify the historical estimates disclosed above as current mineral resources or mineral reserves, and the Company is not treating the historical estimates as current mineral resources or mineral reserves.

Notes:

(1) For details please refer to Jerritt Canyon Gold press release dated July 1, 2020 (https://jerrittcanyon.com/news/sprott-mining-purchases-remaining-20-interest-of-jerritt-canyon-gold-llc-from-white-box/).

(2) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves, investors should refer to the NI 43-101 Technical Reports for the Cortez Operations, Big Springs and Green Spring and on file at www.sedar.com.

(3) See Barrick Gold Quarterly Report dated October 25, 2017 (https://www.barrick.com/English/news/news-details/2017/Barrick-Reports-Third-Quarter-2017-Results/default.aspx), Barrick Gold September 19, 2019 Presentation (https://barrick.q4cdn.com/788666289/files/doc_presentations/2019/09/Nevada-Gold-Mines-Analyst-Presentation-September-2019.pdf), Barrick Gold Corporation Q3 Conference Call November 1, 2012 (https://barrick.q4cdn.com/788666289/files/doc_presentations/2019/09/Nevada-Gold-Mines-Analyst-Presentation-September-2019.pdf).

(4) See Anova Metals October 1 2020 Presentation (http://anovametals.com.au/wp-content/uploads/2020/10/Investor-Presentation.pdf) and Anova Metals ASX Release June 26 2014 (http://anovametals.com.au/wp-content/uploads/2014/06/2014-06-26-AWV-JORC-Upgrade.pdf). And https://anovametals.com.au/big-springs-project/ and Anova Metals October 19 2020 Press Release (http://anovametals.com.au/wp-content/uploads/2020/10/2020-Drilling-Program-Commences-at-Big-Springs.pdf).

(5)  See Contact Gold July 8, 2020 Press Release (http://www.contactgold.com/_resources/news/nr_20200708.pdf) and Contact Gold October 2020 Presentation (http://www.contactgold.com/_resources/presentations/corporate-presentation.pdf).

(6) See Discovery Harbor Resources October 2020 Presentation (https://discoveryharbour.com/wp-content/uploads/2020/10/DHR-Oct-2020.pdf).

(7) Numbers may not add due to rounding.

(8)   Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Information contained on any website or document referred to or hyperlinked in this press release shall not be deemed to be a part of this press release.

TECHNICAL AND THIRD-PARTY INFORMATION

Except where otherwise stated, the disclosure in this press release relating to Goldrush, Big Springs, Green Springs and Caldera are based on information publicly disclosed by the owners or operators of this property and information/data available in the public domain as at the date hereof and none of this information has been independently verified by Metalla. Specifically, as a royalty holder, Metalla has limited, if any, access to the property subject to the Royalty. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by the operator may relate to a larger property than the area covered by Metalla's royalty interest. Metalla's royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

The disclosure was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the U.S. Securities and Exchange Commission (the "SEC") set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources", "measured mineral resources", "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies that are subject to Industry Guide 7. U.S. investors are cautioned not to assume that any part of a "mineral resource", "measured mineral resource", "indicated mineral resource", or "inferred mineral resource" will ever be converted into a "reserve." In addition, "reserves" reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7.

"Inferred mineral resources" have a great amount of uncertainty as to their geological existence and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted under Industry Guide 7 to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to the closing of the proposed transactions, stock exchange acceptance, continued payment of advance royalty payments by property owners, commencement of an exploration program at Goldrush, Big Springs, Green Springs and Caldera, future high-grade discoveries, development, production, recoveries, cash flow, other anticipated or possible future developments at Goldrush, Big Springs, Green Springs and Caldera and the properties on which the Company currently holds royalty and stream interests or relating to the companies owning or operating such properties; and current and potential future estimates of mineral reserves and resources. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the risk that the parties may be unable to satisfy the closing conditions for the contemplated transactions or that the transactions may not be completed; risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the current novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.